CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in this Post-Effective Amendment No. 152 to the Registration Statement (No. 2-67052) on Form N-1A of Forum Funds, each of our reports dated July 23, 2004, appearing in the annual reports of Brown Advisory Growth Equity Fund, Brown Advisory Intermediate Income Fund,
Brown Advisory International Fund, Brown Advisory Maryland Bond Fund, Brown Advisory Real Estate Fund, Brown Advisory Small-Cap Growth Fund, Brown Advisory Small-Cap Value Fund, Brown Advisory Value Equity Fund, and Mastrapasqua Growth Fund for the period ended May 31, 2004, in the Statements of Additional Information, which are part of such Registration Statement, and to the references made to us under the headings "Financial Highlights" appearing in the Prospectuses, which are also part of such Registration Statement.



/s/ Deloitte & Touche LLP
Boston, Massachusetts
September 27, 2004